UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 8, 2012: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2012.

Exhibit 1

Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2012

Maroussi, Athens, Greece – August 8, 2012 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and six month periods ended June 30, 2012.

Second Quarter 2012 Highlights:

•

Net loss of $1.4 million or $0.04 loss per share basic and diluted on total net revenues of $12.8 million. Adjusted net loss1 for the period would have also been $1.3 million, or $0.04 loss per share, basic and diluted.

•

Adjusted EBITDA1 was $3.4 million.

•

An average of 15.00 vessels were owned and operated during the second quarter of 2012 earning an average time charter equivalent rate of $9,757 per day.

•

Declared a quarterly dividend of $0.02 per share for the second quarter of 2012 payable on or about September 7, 2012 to shareholders of record on August 31, 2012. This is the twenty-eighth consecutive quarterly dividend declared.

First Half 2012 Highlights:

•

Net loss of $10.4 million or $0.32 loss per share basic and diluted on total net revenues of $26.7 million.  Adjusted net loss1 for the period would have been $1.4 million, or $0.04 loss per share basic and diluted.

•

Adjusted EBITDA1 was $8.3 million.

•

An average of 15.42 vessels were owned and operated during the first half of 2012 earning an average time charter equivalent rate of $10,431 per day.

•

Declared two quarterly dividends for a total of $0.06 per share during the first half of 2012

.

1  Adjusted EBITDA, Adjusted net loss and Adjusted loss per  share  are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “During the first half of 2012, the containership market remained depressed for the size of vessels we operate and stayed very close to the very low levels last seen in the beginning of 2010. On the drybulk side, although the market is also depressed, our fleet of 5 vessels is fully chartered at above market rates on average throughout 2012 and well into 2013, positively contributing to our earnings.

“We anticipate an uncertain market environment heavily influenced by world-wide economic developments. We have been positioning Euroseas to be able to deal with any adverse developments, like a protracted market downturn, while at the same time give us the ability of capitalizing on investment opportunities that might appear. In this regard, we completed a shareholders’ rights offering that provided us with approximately an additional $15.0 million of cash which increased our cash position close to more than $48 million as of June 30, 2012.

“On the investment front, we continue monitoring investment possibilities in the containership and drybulk sectors. We expect to see very attractive opportunities over the next 12 months in both of the above sectors.

“While we remain very cautious regarding the markets over the next 12-18 months, we are optimistic about the prospects of Euroseas because of our low leverage, strong balance sheet and cost efficient operations. In that spirit, our Board decided to declare a quarterly dividend of $0.02 per share taking into account the higher share count after the rights offering which represents an annual yield of about 6.8% on the basis of our stock price on August 7, 2012.”

Tasos Aslidis, Chief Financial Officer of Euroseas, commented: “The results of the second quarter of 2012 mainly reflect the depressed level of the containership market compared to the same quarter of 2011 and the lower number of vessels we operated.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,072 per vessel per day during the second quarter of 2012 as compared to $6,066 per vessel per day for the same quarter of last year, and $6,029 per vessel per day for the first half of 2012 as compared to $6,002 per vessel per day for the same period of 2011, reflecting a nearly zero increase. As always, we want to emphasize that cost control remains a key component of our strategy.

“As of June 30, 2012, our outstanding debt was $67.1 million versus restricted and unrestricted cash of about $48.2 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $13.0 million a number low enough to provide us with significant operational cash flow comfort. All our debt covenants are satisfied.

Second Quarter 2012 Results:

For the second quarter of 2012, the Company reported total net revenues of $12.8 million representing a 17.9% decrease over total net revenues of $15.6 million during the second quarter of 2011. The Company reported net loss for the period of $1.4 million as compared to income of $0.0 million for the second quarter of 2011. The results for the second quarter of 2012 include a $0.3 million net unrealized gain on derivatives and a $0.4 million net realized loss on derivatives as compared to $0.6 million net unrealized loss on derivatives and trading securities and $0.2 million realized loss on derivatives for the same period of 2011.

Depreciation expenses for the second quarter of 2012 were $4.3 million compared to $4.6 million during the same period of 2011.  On average, 15.00 vessels were owned and operated during the second quarter of 2012 earning an average time charter equivalent rate of $9,757 per day compared to 16.00 vessels in the same period of 2011 earning on average $11,302 per day.

Adjusted EBITDA for the second quarter of 2012 was $3.4 million, compared to $5.0 million achieved during the second quarter of 2011. Please see below for Adjusted EBITDA reconciliation to net income / loss and cash flow provided by operating activities.

Basic and diluted loss per share for the second quarter of 2012 was $0.04, calculated on 33,206,325 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.00 for the second quarter of 2011, calculated on 31,741,359 basic and 31,858,740 diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter of the unrealized gain on derivatives and the realized loss on derivatives, the adjusted loss per share for the quarter ended June 30, 2012 would have remained unchanged at $0.04 loss per share basic and diluted, compared to net income of $0.00 per share basic and diluted for the quarter ended June 30, 2011. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2012 Results:

For the first half of 2012, the Company reported total net revenues of $26.7 million representing a 10.4% decrease over total net revenues of $29.8 million during the first half of 2011. The Company reported a net loss for the period of $10.4 million as compared to net loss of $0.6 million for the first half of 2011. The results for the first half of 2012 include a $0.4 million net unrealized gain on derivatives and trading securities, a $0.8 million net realized loss on derivatives and a $8.6 million loss on sale of a vessel as compared to a $0.1 million net unrealized loss on derivatives and trading securities and $0.4 million realized loss on derivatives for the same period of 2011.

Depreciation expenses for the first half of 2012 were $8.8 million compared to $9.2 million during the same period of 2011.  On average, 15.42 vessels were owned and operated during the first half of 2012 earning an average time charter equivalent rate of $10,431 per day compared to 16.00 vessels in the same period of 2011 earning on average $11,198 per day.

Adjusted EBITDA for the first half of 2012 was $8.3 million, a 4.6% decrease from $8.7 million achieved during the first half of 2011. Please see below for Adjusted EBITDA reconciliation to net income/loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first half of 2012 was $0.32 calculated on 32,558,052  weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.02 for the first half of 2011, calculated on 31,741,359 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the losses for the first half of 2012 of the unrealized loss on derivatives, realized loss on derivatives, realized gain on trading securities and loss on sale of vessel, the adjusted loss per share for the six-month period ended June 30, 2012 would have been $0.04 per share basic and diluted compared to loss of $0.04 per share basic and diluted for the same period in 2011. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC til’ Feb-14 + 1 Year in Charterers Option	$11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Feb-13	$10,300
MONICA P (*)	Handymax	46,667		1998	TC ‘til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
ANKING	1	22,568	950	1990	TC ‘til Mar -13	$8,600
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Feb-13(*) + 9-12 months in Charterers Option	$6,000 $9,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Sep-12(*)	$6,500
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Mar-13	$7,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC ‘til Mar-13 1 Year in Charterers Option	$7,000 $12,000
MARINOS	Handy size	23,596	1,599	1993	TC 'til Sep-12(*) +6 months in Charterers Option	$6,000 $8,250
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘till Sep -12	$6,500
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Sep-12	$7,375
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Oct-12	$7,375
Total Container Carriers	9	240,687	15,855
Fleet Grand Total	15	595,063	16,805

Summary Fleet Data:

	3 months, ended June 30, 2011	3 months, ended June 30, 2012	6 months, ended June 30, 2011	6 months, ended June 30, 2012
FLEET DATA
Average number of vessels (1)	16.00	15.00	16.00	15.42
Calendar days for fleet (2)	1,456	1,365	2,896	2,806
Scheduled off-hire days incl. laid-up (3)	20.25	3.00	84.6	3.00
Available days for fleet (4) = (2) - (3)	1,435.8	1,362	2,811.4	2,803
Commercial off-hire days (5)	20.2	13.92	48.0	192.27
Operational off-hire days (6)	1.5	6.64	7.9	14.64
Voyage days for fleet (7) = (4) - (5) - (6)	1,414.1	1,341.4	2,755.5	2,596.1
Fleet utilization (8) = (7) / (4)	98.5%	98.5%	98.0%	92.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	98.6%	99.0%	98.3%	93.3%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.5%	99.7%	99.5%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	11,302	9,757	11,198	10,431
Vessel operating expenses excl. drydocking expenses (12)	5,523	5,442	5,455	5,366
General and administrative expenses (13)	543	631	547	661
Total vessel operating expenses (14)	6,066	6,072	6,002	6,028
Drydocking expenses (15)	543	301	786	158

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Thursday, August 9, 2012 at 9:30 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 ( (from outside the U.S.) Please quote “Euroseas”.

A recording of the conference call will be available until August 16, 2012 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (standard international replay.) Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Second Quarter and First Half 2012 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2011	2012	2011	2012

Revenues
Voyage revenue	16,263,042	13,403,797	31,073,588	28,015,876
Related party revenue	59,836	60,000	119,014	120,000
Commissions	(719,899)	(681,673)	(1,357,355)	(1,424,181)
Net revenues	15,602,979	12,782,124	29,835,247	26,711,695

Operating expenses
Voyage expenses	280,814	315,063	218,273	936,871
Vessel operating expenses	6,534,829	6,204,131	12,887,740	12,517,084
Drydocking expenses	790,853	410,595	2,276,954	442,616
Depreciation	4,587,139	4,283,094	9,174,278	8,819,420
Management fees	1,506,720	1,223,594	2,910,624	2,539,457
Other general and administrative expenses	790,596	861,031	1,584,531	1,857,961
Net loss on sale of vessel	-	-	-	8,568,234
Other income	(263,000)	-	(263,000)	(153,104)
Total operating expenses	14,227,951	13,297,508	28,749,400	35,528,539

Operating income/(loss)	1,375,028	(515,384)	1,045,847	(8,816,844)

Other income/(expenses)
Interest and finance cost	(549,791)	(494,021)	(1,128,692)	(1,024,846)
Loss on derivatives, net	(723,069)	(135,457)	(435,091)	(422,533)
(Loss)/Gain on trading securities	(59,001)	(19,409)	(119,766)	20,373
Foreign exchange (loss)/ gain	(4,980)	13,027	(21,545)	16,285
Interest income	55,882	83,740	112,091	161,367
Other expenses, net	(1,280,959)	(552,120)	(1,593,003)	(1,249,354)
Equity loss in joint venture	(66,960)	(322,839)	(16,348)	(284,451)
Net income / (loss)	27,109	(1,390,343)	(563,504)	(10,350,649)
Earnings (loss), per share[2], basic	0.00	(0.04)	(0.02)	(0.32)
Weighted average number of shares[2], basic	31,741,359	33,206,325	31,741,359	32,558,052
Earnings (loss), per share[2], diluted	0.00	(0.04)	(0.02)	(0.32)
Weighted average number of shares[2], diluted	31,858,740	33,206,325	31,741,359	32,558,052

2 The earnings per share and the weighted average number of shares, basic and diluted, have been adjusted retroactively for all periods presented to give effect to the bonus element of the shares associated with the rights offering which expired on June 15, 2012.

Euroseas Ltd.

Unaudited Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2011	June 30, 2012

ASSETS
Current Assets:
Cash and cash equivalents	31,204,863	39,373,317
Trade accounts receivable	1,370,886	992,853
Other receivables, net	2,324,131	2,865,022
Inventories	2,606,535	1,628,952
Due from related party	208,704	1,963,031
Restricted cash	870,111	931,385
Trading securities	27,473	-
Prepaid expenses	264,884	347,831
Total current assets	38,877,587	48,102,391

Fixed assets:
Vessels, net	237,063,878	215,500,934
Long-term assets:
Restricted cash	5,050,000	7,900,000
Deferred charges, net	697,951	387,999
Investment in joint venture	14,458,752	17,924,301
Total long-term assets	257,270,581	241,713,234
Total assets	296,148,168	289,815,625

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	13,332,000	13,012,000
Trade accounts payable	1,886,766	2,277,136
Accrued expenses	1,659,594	1,648,167
Accrued dividends	47,525	81,050
Deferred revenue	2,268,038	1,921,838
Derivatives	1,907,088	1,662,967
Total current liabilities	21,101,011	20,603,158

Long-term liabilities:
Long term debt, net of current portion	61,581,000	54,125,000
Derivatives	1,544,409	1,360,268
Total long-term liabilities	63,125,409	55,485,268
Total liabilities	84,226,420	76,088,426

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 45,019,305 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	935,017 -	1,350,580 -
Additional paid-in capital	236,843,470	251,422,582
Accumulated deficit	(25,856,739)	(39,045,962)
Total shareholders' equity	211,921,748	213,727,199
Total liabilities and shareholders' equity	296,148,168	289,815,625

Euroseas Ltd.

Unaudited Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2011	2012

Cash flows from operating activities:
Net loss	(563,504)	(10,350,649)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	9,174,278	8,819,420
Amortization of deferred charges	76,449	66,559
Amortization of fair value of time charters	(1,318,211)	-
Losses in investment in joint venture	16,348	284,451
Share-based compensation	359,079	326,496
Unrealized loss / (gain) on derivatives, net	687	(428,261)
Loss / (gain) on trading securities	119,766	(20,373)
Proceeds from sale of trading securities	-	47,846
Loss on sale of vessel	-	8,568,234
Changes in operating assets and liabilities	(2,327,709)	(1,141,092)
Net cash provided by operating activities	5,537,183	6,172,631

Cash flows from investing activities:
Contribution to joint venture	-	(3,750,000)
Insurance proceeds	1,429,275	-
Proceeds from sale of vessel	-	4,250,843
Change in restricted cash	105,596	(3,161,274)
Net cash provided by / (used in) investing activities	1,534,871	(2,660,431)

Cash flows from financing activities:
Dividends paid	(4,030,287)	(2,805,049)
Loan arrangements fees paid	(220,000)	-
Proceeds from shares issued	-	15,237,304
Repayment of long-term debt	(7,586,000)	(7,776,000)
Net cash (used in)/ provided by financing activities	(11,836,287)	4,656,255

Net (decrease) / increase in cash and cash equivalents	(4,764,233)	8,168,454
Cash and cash equivalents at beginning of period	34,273,518	31,204,863
Cash and cash equivalents at end of period	29,509,285	39,373,317

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
Net income / (loss)	27,109	(1,390,343)	(563,504)	(10,350,649)
Interest and finance costs, net (incl. interest income)	493,909	410,281	1,016,601	863,479
Depreciation	4,587,139	4,283,094	9,174,278	8,819,420
Loss on derivatives, net	723,069	135,457	435,091	422,533
Loss on sale of vessel	-	-	-	8,568,234
Amortization of deferred revenue of below market time charter acquired	(791,607)	-	(1,318,211)	-
Adjusted EBITDA	5,039,619	3,438,489	8,744,255	8,323,017

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
Net cash flow provided by operating activities	1,677,116	3,482,527	5,537,183	6,172,631
Changes in operating assets / liabilities	3,002,693	(311,594)	2,327,709	1,141,092
Loss on interest rate and FFA derivatives (realized)	193,443	406,831	434,404	850,794
Loss on trading securities and investment in joint venture, net	(125,961)	(390,094)	(136,114)	(311,924)
Share-based compensation	(164,898)	(127,073)	(359,079)	(326,496)
Interest, net	457,226	377,892	940,152	796,920
Adjusted EBITDA	5,039,619	3,438,489	8,744,255	8,323,017

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain / loss in derivatives, loss on sale of vessel, and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
Net income / (loss)	27,109	(1,390,343)	(563,504)	(10,350,649)
Unrealized loss / (gain) on derivatives, net	529,626	(271,374)	687	(428,261)
Unrealized loss on trading securities	59,001	-	119,766	-
Realized gain on trading securities	-	-	-	(20,373)
Realized loss on derivatives	193,443	406,831	434,404	850,794
Amortization of deferred revenue of below market time charter acquired	(791,607)	-	(1,318,211)	-
Loss on sale of vessel	-	-	-	8,568,234
Adjusted net income/ (loss)	17,572	(1,254,886)	(1,326,858)	(1,380,255)
Adjusted net income/(loss) per share, basic	0.00	(0.04)	(0.04)	(0.04)
Weighted average number of shares, basic	31,741,359	33,206,325	31,741,359	32,558,052
Adjusted net income/(loss) per share, diluted	0.00	(0.04)	(0.04)	(0.04)
Weighted average number of shares, diluted	31,858,740	33,206,325	31,909,778	32,558,052

Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share Reconciliation:

Euroseas Ltd. considers Adjusted Net Income/(loss) to represent net earnings before gain / loss in derivatives, amortization of deferred revenues from above or below market time charters acquired, unrealized gain/loss on trading securities, and loss on sale of vessel. Adjusted Net Income/(loss) and Adjusted Net Income /(loss)s per share  is included herein because we believe it assists our management and investors by increasing the comparability of the Company’s fundamental performance from period to period  by excluding the potentially disparate effects between periods  of gain / loss in derivatives, amortization of deferred revenues from above or below market time charters acquired and unrealized loss on trading securities, which items may significantly affect results of operations between periods.

 Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share do not represent and should not be considered as an alternative to net income/(loss) or earnings/(loss) per share, as determined by U.S. GAAP, The Company’s definition of Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share may not be the same as that used by other companies in the shipping or other industries

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 4 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 15,855 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  August 10, 2012

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President